

News Release

Alexco Reminds Shareholders of Voting
Cut-Off for Upcoming Shareholders Meeting

May 31, 2017 – Alexco Resource Corp. (**NYSE-MKT:AXU, TSX:AXR**) would like to remind shareholders they have until 1:30 pm (Vancouver Time) on Tuesday June 6, 2017 to vote their shares for the upcoming Annual General Meeting ("Meeting") of Alexco shareholders to be held at 1:30 pm (Vancouver Time) on Thursday, June 8, 2017.

Shareholders are urged to carefully read the information circular in connection with the Annual General meeting. A copy of the information circular in addition to other meeting materials is available on SEDAR at www.sedar.com and on Alexco's website at www.alexcoresource.com/s/agm.asp. Management of Alexco recommends a vote FOR all proposed resolutions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
PLEASE VOTE TODAY.

How to Vote and Shareholder Questions

Registered Holders: due to the essence of time, holders are asked to return their proxies using the following methods by June 6, 2017 at 1:30 p.m. (Pacific Time):

INTERNET: Vote online at www.investorvote.com using the control number located on the bottom left hand side of the proxy.

TELEPHONE: Call 1-866-732-VOTE (8683) toll free.

Beneficial Holders: due to the essence of time holders are asked to return their voting instruction forms using the methods set out on their voting instruction form or business reply envelope, or as set out below, by June 5, 2017 at 1:30 p.m. (Pacific Time):

INTERNET: Vote online at www.proxyvote.com using the control number located on the voting instruction form.

TELEPHONE: Canada: Call 1-800-474-7493 (English) OR 1-800-474-7501 (French)

United States: Call 1-800-454-8683

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
1225 – 555 Burrard Street
Vancouver, BC V7X 1M9
Canada



Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Mike Clark, Chief Financial Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com